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                                                Exhibit H-1

                  PROPOSED NOTICE (Rule 22(f))



SECURITIES AND EXCHANGE COMMISSION
(Rel. No. 35-             )

National Fuel Gas Company, et al.

Notice of Proposed Intra-System Borrowings Through Money Pool;
Issuance and Sale of Commercial Paper and Short-Term Unsecured
Notes; Interest Rate Protection Mechanisms.

November   , 1995

         National Fuel Gas Company ("National"), a registered holding company, 10 Lafayette Square, Buffalo, New York 14203, and its wholly-owned subsidiary companies: National Fuel Gas Distribution Corporation ("Distribution"), National Fuel Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"), Highland Land & Minerals, Inc. ("Highland"), Leidy Hub, Inc. ("Leidy"), Horizon Energy Development, Inc. ("Horizon"), Data-Track Account Services, Inc. ("Data-Track"), each located at 10 Lafayette Square, Buffalo, New York l4203, National Fuel Resources, Inc. ("NFR"), 478 Main Street, Buffalo, New York 14202 and Utility Constructors, Inc. ("UCI"), East Erie Extension, Linesville, Pennsylvania 16424 (collectively, "Subsidiary Companies"), have filed an application-declaration pursuant to Sections 6(a)(1), 7, 9(a), 10(a), 11(b)(1), 12(b)
and 12(f) of the Act and Rules 23, 24, 42, 43, 45, 49(d) and 52
thereunder.

         By Orders dated December 30, 1983 (HCAR No. 23193), February 12, 1985 (HCAR No. 23598), December 20, 1985 (HCAR No. 23958), August 3, 1987 (HCAR No. 24435), December 29, 1987 (HCAR
No. 24551), January 7, 1988 (HCAR No. 24551A), December 20, 1988
(HCAR No. 24785), December 27, 1989 (HCAR No. 25013), March 5,
1991 (HCAR No. 25265), December 23, 1991 (HCAR No. 25439),
December 29, 1993 (HCAR No. 25964), National and its Subsidiary Companies, were authorized, in relevant part, to participate in the National system money pool ("Money Pool") through December 31, 1995. National and its Subsidiary Companies now propose to continue to participate in, and incur short-term borrowings through the Money Pool, through December 31, 2000. Total outstanding short-term borrowings through the Money Pool by Distribution will not exceed a principal amount of $315 million. National will not borrow funds from any Subsidiary Company through the Money Pool.

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         In addition, in the event that intra-system sources of
funds are insufficient to meet short-term loan needs of the Subsidiary Companies, National proposes, from time-to-time through December 31, 2000, to: (1) issue and sell, up to $300 million aggregate principal amount at any one time outstanding of commercial paper ("Commercial Paper") directly or through dealers and placement agents; and/or (2) issue an aggregate principal amount of up to $600 million of short-term unsecured notes ("Notes") under credit facilities with banks and financial institutions. The aggregate principal amount of such Commercial Paper and Notes shall not exceed $600 million outstanding at any one time. The proceeds of such external borrowings by National shall be made available to its Subsidiary Companies through the Money Pool. In addition, National proposes that up to $75 million of its external borrowing be made available for its own corporate purposes.

         If only surplus funds make up the funds available in the Money Pool the interest rate applicable and payable to or by the Subsidiary Companies for all loans of such surplus funds will be the rates for high grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

         If external funds make up all of the funds available in the Money Pool, or when both surplus funds from other participating Subsidiary Companies and external funds are concurrently borrowed through the Money Pool, the interest rate applicable to all such borrowings and payable by borrowing Subsidiary Companies will be equal to National's net cost for such external borrowings.

         The borrowing arrangements with banks or financial institutions may require compensating balances and/or commitment fees or similar fees. National requests authority to incur, if necessary, commitment or similar fees not to exceed one-half (1/2) of one percent (1%) of average daily credit facilities available, and/or compensating balances not to exceed twenty percent (20%) of the credit facility established. National, at all times, will attempt to negotiate the most favorable effective borrowing rate taking into account any compensating balances and/or fees.

         National has, and from time to time through December 31, 2000, will continue to enter into an interest rate and currency exchange agreements ("Swap Agreement(s)") with one or more parties ("Counterparty"), covering a total principal
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amount of up to $300 million for terms of one month to five years. In no event will the effective fixed rate of interest paid by National inclusive of any fees, exceed by more than 2.0% per annum the yield, at the time of entering into any such an Agreement, on direct obligations of the U.S. Government with maturities comparable to that of the applicable Swap Agreement. From time to time, National may be obligated to pay arrangement fees and/or legal fees and other expenses in connection with these Swap Agreements. National requests authority to allocate all such fees and expenses together with the payments made to a Counterparty or received from a Counterparty among National and the Subsidiary Companies based upon their weighted average amount of borrowings outstanding during the period when such amounts are paid or received.

         The application-declaration is available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _____________________, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant-declaration at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any application-declaration, as filed, and as it may be further amended, may be granted and permitted to become effective.